Alexandra Layfield D: 225.248.2030 F: 225.248.3030 alayfield@joneswalker.com

CONFIDENTIAL

January 22, 2020

VIA EDGAR, EMAIL AND FEDEX

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block and John Dana Brown

Re:	BancPlus Corporation
Draft Registration Statement No. 2 on Form S-4
Confidentially Submitted December 31, 2019
CIK No. 0001118004

Ladies and Gentleman:

On behalf of our client, BancPlus Corporation, a Mississippi Corporation (the “Company”), we are submitting the Company’s responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned confidential draft registration statement on Form S-4 (the “Amended Draft Registration Statement”) contained in the Staff’s letter dated January 16, 2020 (the “Comment Letter”). The Company is filing today via EDGAR the initial public filing of the above-referenced registration statement on Form S-4 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

Additionally, we are sending, under separate cover, a copy of the Registration Statement and four marked copies of the Registration Statement showing the changes to the draft of the Amended Draft Registration Statement confidentially submitted on December 31, 2019.

Selected Public Companies Analysis, page 87

1.

We note your response to our prior comment 7, and we reissue the comment. For the Selected Public Companies analyses on pages 87 and on 91, and the Selected Transaction analysis on page 93, disclose whether any additional companies or transactions that fit the criteria were excluded from the analyses, and explain why each company or transaction was excluded. Please provide specific detail beyond what you state in your response letter that Stephens “did not believe they were appropriate comparisons.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Gulf South peer group listed on page 100 of the Registration Statement includes major exchange-traded banks with assets of approximately $2 to $5 billion that are headquartered in Louisiana or Mississippi, and no exclusions were made to this peer group. On page 104-105 of the Registration Statement, no companies that met the criteria set forth thereon were excluded from the analysis. Certain transactions were excluded from the Selected Transaction Analysis on page 106 of the Registration Statement in order to control for differences in population growth and other demographic figures; however, no transactions were excluded from this analysis that would have had an overall material impact on the transaction multiples or other results of the analysis.

Exclusive Forum, page 130

2.

We note your response and revised disclosure in response to our prior comment 9 and reissue the comment in part. We note your forum selection provision identifies the Chancery Court of Madison County, Mississippi as the exclusive forum for certain litigation. Please explain the reference to the “federal district court forum selection clause” referenced in the Risk Factor, “The BancPlus bylaws,” at page 71.

Response: The disclosure on pages 75-76 of the Registration Statement has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bancplus Results of Operations Comparison of Results of Operations for the Years Ended December 31, 2018 and December 31, 2017

Noninterest Expense, page 200

3.

We note your response to comment 12 and your revised disclosure as it relates to other real estate expenses and losses. We understand from your accounting policy disclosures that your OREO is carried at lower of cost or fair market less cost to sell (LOCOM); however, your revised disclosure seems inconsistent with this policy. In this regard, if your accounting treatment is to record your OREO at LOCOM at each period end, we would not expect a spike or substantial charge-offs in any one reporting period. Please clarify your accounting treatment for your OREO assets and revise your disclosure to explain in greater detail the specific factors or actions that occurred in the fourth quarter of 2018 that caused the substantial increase in charge-offs. Supplement your qualitative discussion, with quantification to appropriately reflect and inform investors of the magnitude of the transaction(s).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s policy regarding the recording and subsequent valuation of other real estate owned (“OREO”) remains as disclosed in Note 18 to the Company’s Audited Financial Statements as of and for the years ended December 31, 2018 and 2017, which is found on page F-42 of the Registration Statement. The Company initially records OREO at fair value less cost to sell at the date of foreclosure, establishing a new cost basis, and subsequently accounts for OREO at the lower of cost or fair value less estimated cost to sell. Additionally, the Company respectfully advises the Staff that in the fourth quarter of 2018, the Company made a strategic business decision to more aggressively market OREO. In conjunction with this strategic decision, the Company began discussions with an unrelated third party that specializes in bulk asset purchases (the “alternative asset

January 22, 2020

acquisition company”). In December 2018, BancPlus and the alternative asset acquisition company agreed to principal terms regarding the sale of a group of 26 properties with an appraised value of approximately $18.5 million for a sales price of approximately $5.4 million. Based on this agreement, a $13.1 million write-down was recorded in December 2018. These properties were subsequently sold to the alternative asset acquisition company in two transactions that closed in the first half of 2019. The Company has revised the disclosure on page 213 of the Registration Statement to reflect this information.

Please do not hesitate to contact either Michael D. Waters at (205) 244-5210 or mwaters@joneswalker.com, or the undersigned at (225) 248-2030 or alayfield@joneswalker.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Alexandra C. Layfield

cc:	William A. Ray, BancPlus Corporation
M. Ann Southerland, BancPlus Corporation
Michael D. Waters, Jones Walker LLP

January 22, 2020